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                                                                    Exhibit 99.1

October 27, 2003

Mr. Brian E. Cabrera
General Counsel & Vice President of Operations
Callidus Software Inc.
160 W. Santa Clara Street, Suite 1500
San Jose, CA  95113

     RE:  AMR RESEARCH CONSENT TO USE

Dear Brian:

Per our earlier conversations, this letter is intended to confirm AMR Research's consent for Callidus Software to provide the following information in its S-1, and related filings:

     In March of 2001, an AMR Research report estimated that more than $1.5 trillion of pay-for-performance compensation is paid out annually by U.S. and European based companies.

Please contact me directly should you have any additional questions regarding this permission.

Sincerely,

/s/ Ingrid Seroppian

Ingrid Seroppian
Publicity Manager